UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRILL CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, $0.00004 par value per share

(Title of Class of Securities)

398502104

 (CUSIP Number)

DAVID A. GARCIA, ESQ.
HALE LANE
5441 KIETZKE LANE SECOND FLOOR
RENO, NEVADA 89511
(775) 327-3000

 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398502104	Page 2 of 4

1.	Names of Reporting Persons.

CHARLES N. MATHEWSON
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

UNITED STATES
			7.	Sole Voting Power

905,947
			8.	Shared Voting Power
Number of Shares
Beneficially				0
Owned by			9.	Sole Dispositive Power
Person With:
905,947
			10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

905,947
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

10.25%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 398502104	Page 3 of 4

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to Grill Concepts, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on January 30, 2008 (the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”).  Capitalized terms used and not defined herein have the same meanings as in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended to read in full as set forth below.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of Shares have been funded from the funds resident in the Trust and no purchases have been funded by borrowing of any sort.  To date, the Trust has made open market purchases of 749,077 Shares for an aggregate purchase price of $3,119,286 (representing approximately 58 purchase transactions from June 14, 2007 through March 3, 2008, at prices ranging from $3.9747 to $6.2315 per Share), and in July 2007 purchased in a private offering by the Issuer and a selling stockholder 5,810 units for an aggregate purchase price of $818.512.80, wherein each unit consisted of 20 Shares and warrants to purchase an additional seven Shares at an exercise price of $8.05 per Share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 905,947 Shares, of which 865,277 are issued and outstanding and 40,670 are subject to issuance upon exercise of an outstanding warrant, in the aggregate representing 10.25% of the outstanding Common Stock (based upon an aggregate 8,793,530 shares of Common Stock outstanding as of the date of this Amendment No. 1, which figure was obtained from a representative of the Company);

(b) The Reporting Person holds the sole voting and dispository power over all Shares beneficially owned by him;

(c) The Reporting Person has conducted no transactions in Shares in his individual capacity in the last sixty days.  In his capacity as trustee of the Trust, he has conducted no sale transactions during such period and the table set forth below reflects all purchase transactions conducted in the last sixty days by the Trust.  All of such purchases were conducted on the open market through a registered broker-dealer.

Purchase Date	Shares Purchased (#)	Purchase Price Per Share ($)
1/10/2008	960	4.1203
1/14/2008	100	4.1875
1/15/2008	14,600	4.113
1/16/2008	1,600	4.1172
2/7/2008	5,124	4.1215
2/20/2008	4,876	4.1426
2/20/2008	100	4.1400
2/21/2008	5,000	4.1415
2/25/2008	4,336	4.1448
2/28/2008	10,000	4.1208
2/28/2008	10,000	4.1194
3/3/2008	273,500	4.0000

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 398502104	Page 4 of 4

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following documents relate to the potential future acquisition or disposition of Shares and are being filed as exhibits to this Statement:

Exhibit No.	Description
1	Registration Rights Agreement, dated July 17, 2007*
2	Warrant to Purchase 40,670 Shares of Common Stock, dated July 17, 2007*
_______________
* Incorporated by reference to the identically numbered exhibits filed with the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    March 10, 2008
Date

/s/ Charles Mathewson
Signature

CHARLES N. MATHEWSON
Name/Title